EXHIBIT 17.3

Itschak Shrem

August 15, 2016

BreedIT Corp.
Board of Driectors

Re: Letter of Resignation

I hereby resign as Chief Executive Officer and Chairman of BreedIT Corp. (the "Registrant"), effective August 17, 2016. The reason for my resignation is to permit me to pursue other business interests following the successful closing of the merger with Novomic Ltd, which closed on July 29, 2016, which closing provided for the appointment by Novomic Ltd of new management and up to two new members of the Registrant's Board of Directors.

Mr. Shrem further stated that he has had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/: Itschak Shrem
Itschak Shrem